News Release

FOR IMMEDIATE RELEASE

Berry Global Group, Inc. Reports Second Quarter Fiscal 2018 Results and Confirms Fiscal Year Adjusted Free Cash Flow Guidance

EVANSVILLE, Ind. – May 3, 2018 – Berry Global Group, Inc. (NYSE:BERY) today reported results for its second fiscal 2018 quarter, referred to in the following as the March 2018 quarter.

Highlights (all comparisons made to the March 2017 quarter)
●	Net income per diluted share increased 22 percent to $0.66.
●	Adjusted net income per diluted share up 12 percent to $0.84.
●	Net sales increased 9 percent to $2.0 billion.
●	Operating income increased by 7 percent to $188 million.
●	Operating EBITDA was $350 million, an increase of 4 percent.
●	Increased annual cost synergy expectation relating to the Clopay acquisition to $40 million.
●	Reaffirmed guidance for fiscal year 2018 cash flow from operations of $1,007 million and adjusted free cash flow of $630 million.

Commenting on the quarter, Tom Salmon, Chairman and Chief Executive Officer of Berry stated, "I am proud to report we had March quarterly records for net sales, operating EBITDA, and adjusted earnings per share of $1 billion $967 million, $350 million and $0.84, respectively."

"We had another solid quarter of sales and earnings in our Engineered Materials division as net sales increased 6 percent and operating EBITDA improved by 17 percent compared to the prior year quarter.  Within our Health, Hygiene & Specialties division, excluding South America, our nonwoven product volumes grew +2 percent compared to the prior year quarter.  Further, we believe the addition of the Clopay Plastic Products Company, Inc.("Clopay") provides an enhanced product offering that reduces cost and provides improved performance in our global hygiene films offerings.  Based on our progress to-date, we are increasing our annual cost synergy target to $40 million from our original guidance of $20 million when we announced the deal.  Additionally our Consumer Packaging division saw strength in foodservice products from quick service restaurants and convenience stores.  We continue to partner with certain customers in our core foodservice product portfolio to address unmet needs and continue to make investments introducing technologically advanced solutions to the market at a lower cost with improved functionality and sustainability."

March 2018 Quarter Results

Consolidated Overview
	March Quarter
(in millions of dollars)	Current	Prior	$ Change	% Change
Net sales	$1,967	$1,806	$161	9%
Operating income	188	175	13	7%

The net sales increase of $161 million from the prior year quarter was primarily attributed to acquisition net sales of $106 million, selling price increases of $59 million due to the pass through of higher resin prices, and a $34 million favorable impact from foreign currency changes, partially offset by a 2% base volume decline.

The operating income increase of $13 million from the prior year quarter was primarily attributed to acquisition operating income of $20 million, a $13 million decrease in selling, general and administrative expense due to synergies and cost reductions, a $7 million decrease in depreciation and amortization, and a $5 million favorable impact from foreign currency changes, partially offset by a $22 million negative impact from under recovery of higher cost of goods sold, and a $7 million negative impact from lower base volumes, and a $3 million increase in business integration expenses.

The performance of the Company's divisions compared with the prior fiscal year quarter is as follows:

Engineered Materials
	March Quarter
(in millions of dollars)	Current	Prior	$ Change	% Change
Net sales	$655	$620	$35	6%
Operating income	94	67	27	40%

Engineered Materials' net sales increased by $35 million from the prior year quarter primarily attributed to acquisition net sales of $34 million, selling price increases of $19 million due to the pass through of higher resin prices, and a $3 million favorable impact from foreign currency changes, partially offset by a 3% base volume decline.

The operating income increase of $27 million from the prior year quarter was primarily attributed to acquisition operating income of $15 million, a $4 million decrease in selling, general and administrative expense, an $8 million decrease in business integration expenses, and a $3 million decrease in depreciation and amortization, partially offset by a $4 negative million impact from lower base volumes.

Health, Hygiene, and Specialties
	March Quarter
(in millions of dollars)	Current	Prior	$ Change	% Change
Net sales	$706	$597	$109	18%
Operating income	41	52	(11)	(21)%

Health, Hygiene, and Specialties' net sales increased $109 million from the prior year quarter primarily attributed to acquisition net sales of $72 million, selling price increases of $15 million due to the pass through of higher resin prices, and a $31 million favorable impact from foreign currency changes, partially offset by a 1% base volume decline.

The operating income decrease of $11 million from the prior year quarter was primarily attributed to a $13 million negative impact from under recovery of higher cost of goods sold, and an $11 million increase in business integration expenses related to the Clopay acquisition, partially offset by acquisition operating income of $5 million, a $5 million favorable impact from foreign currency changes, and a $4 million decrease in selling, general, and administrative expense.
Consumer Packaging
	March Quarter
(in millions of dollars)	Current	Prior	$ Change	% Change
Net sales	$606	$589	$17	3%
Operating income	53	56	(3)	(5)%

Consumer Packaging's net sales increased by $17 million from the prior year quarter primarily attributed to selling price increases of $25 million due to the pass through of higher resin prices, partially offset by a 1% base volume decline.

The operating income decrease of $3 million from the prior year quarter was primarily attributed to a $10 million negative impact from under recovery of higher cost of goods sold, partially offset by a $5 million decrease in selling, general and administrative expense and a $3 million decrease in depreciation and amortization.

Cash Flow and Capital Structure
Our cash flow from operating activities was $132 million and $927 million for the quarter and last four quarters ended March 2018, respectively.  The Company's adjusted free cash flow for the quarter and last four quarters ended March 2018 was $42 million and $526 million, respectively.  Our total debt less cash and cash equivalents at the end of the March 2018 quarter was $5,735 million.  Adjusted EBITDA for the four quarters ended March 31, 2018 was $1,464 million.

Recent Development
On February 6, 2018, we closed on our previously announced acquisition of Clopay for a purchase price of $474 million, which is preliminary, unaudited and subject to adjustment.  Clopay manufactures printed breathable films and is an innovator in the development of elastic films and laminates with product offerings uniquely designed for applications used in a number of markets including: hygiene, healthcare, construction and industrial protective apparel.  Clopay is operated within the Health, Hygiene and Specialties segment.  The Company has revised its original cost synergy estimate and now expects to realize annual cost synergies of approximately $40 million from the completion of the Clopay transaction.  To finance the purchase, the Company used the proceeds from the issuance of $500 million 4.5% second priority senior secured notes.

Outlook
Today we are reaffirming our fiscal year 2018 projected cash flow from operations of over $1 billion and adjusted free cash flow of $630 million, which includes the cash flow from operations partially offset by net capital expenditures of $340 million as well as $37 million of payments made under the tax receivable agreement.  Additionally, within our adjusted free cash flow guidance we are assuming our fiscal 2018 cash interest costs to be $250 million, a working capital use of $40 million, cash taxes to be $130 million, including the $37 million payment made in the first fiscal quarter under the Company's tax receivable agreement, and other cash uses of $50 million related to items such as acquisition integration expenses and costs to achieve synergies.  We are extremely proud of our history and predictability, as we have exceeded our free cash flow targets every single year as a public company.

Investor Conference Call
The Company will host a conference call today, May 3, 2018, at 10 a.m. Eastern Time to discuss its second quarter fiscal 2018 results.  The telephone number to access the conference call is (800) 305-1078 (domestic), or (703) 639-1173 (international), conference ID 9889838.  We expect the call to last approximately one hour.  Interested parties are invited to listen to a live webcast and view the accompanying slides by visiting the Company's Investor page at www.berryglobal.com.  A replay of the conference call can also be accessed on the Investor page of the website beginning May 3, 2018, at 1 p.m. Eastern Time, to May 24, 2018, by calling (855) 859-2056 (domestic), or (404) 537-3406 (international), access code 9889838.

About Berry
Berry Global Group, Inc. (NYSE:BERY), headquartered in Evansville, Indiana, is committed to its mission of 'Always Advancing to Protect What's Important,' and proudly partners with its customers to provide them with value-added protective solutions.  The Company is a leading global supplier of a broad range of innovative non-woven, flexible, and rigid products used every day within consumer and industrial end markets.  Berry, a Fortune 500 company, generated $7.1 billion of sales in fiscal 2017.  For additional information, visit Berry's website at www.berryglobal.com.

Non-GAAP Financial Measures
This press release includes non-GAAP financial measures such as operating EBITDA, adjusted EBITDA, adjusted net income, adjusted free cash flow, and cash interest expense. A reconciliation of these non-GAAP financial measures to comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) is set forth at the end of this press release.

Forward Looking Statements
Statements in this release that are not historical, including statements relating to the expected future performance of the Company, are considered "forward looking" and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "would," "could," "seeks," "approximately," "intends," "plans," "estimates," "anticipates" "outlook," or "looking forward," or similar expressions that relate to our strategy, plans or intentions.  All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements.  In addition, we, through our senior management team, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.  These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under "Risk Factors" and elsewhere in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, including, without limitation, in conjunction with the forward-looking statements included in this release.  All forward-looking information and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Some of the factors that we believe could affect our results include:  (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (3) the impact of potential changes in interest rates: (4) performance of our business and future operating results; (5) risks related to our acquisition strategy and integration of acquired businesses; (6) reliance on unpatented know-how and trade secrets; (7) increases in the cost of compliance with laws and regulations, including environmental, safety, and production and product laws and regulations; (8) risks related to disruptions in the overall economy and the financial markets may adversely impact our business; (9) catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (10) risks of competition, including foreign competition, in our existing and future markets;(11) general business and economic conditions, particularly an economic downturn; (12) potential failure to realize the intended benefits from recent acquisitions including, without limitation, the inability to realize the anticipated cost synergies in the anticipated amounts or within the contemplated timeframes or cost expectations, the inability to realize the anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the company's operations, and the anticipated tax treatment; (13) risks related to international business, including foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations, (14) the ability of our insurance to fully cover potential exposures and (15) the other factors discussed in the under the heading "Risk Factors" in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission.  We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you.  Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date of this release.  We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Berry Global Group, Inc.
Consolidated Statements of Income
(Unaudited)
(in millions of dollars, except per share data amounts)

	Quarterly Period Ended		Two Quarterly Periods Ended
	March 31, 2018	April 1, 2017	March 31, 2018	April 1, 2017

Net sales	$1,967	$1,806	$3,743	$3,308
Costs and expenses:
Cost of goods sold	1,596	1,453	3,043	2,659
Selling, general and administrative	130	132	247	245
Amortization of intangibles	38	40	76	73
Restructuring and impairment charges	15	6	26	10
Operating income	188	175	351	321

Other expense (income), net	5	20	14	19
Interest expense, net	66	67	128	135
Income before income taxes	117	88	209	167
Income tax expense (benefit)	27	16	(44)	44
Net income	$90	$72	$253	$123

Net income per share:
Basic	$0.69	$0.56	$1.93	$0.98
Diluted	0.66	0.54	1.86	0.94

Outstanding weighted-average shares: (in millions)
Basic	131.3	127.7	131.0	124.9
Diluted	135.8	133.2	135.9	130.7

Consolidated Statements of Comprehensive Income
(Unaudited)
 (in millions of dollars)

	Quarterly Period Ended		Two Quarterly Periods Ended
	March 31, 2018	April 1, 2017	March 31, 2018	April 1, 2017
Net income	$90	$72	$253	$123
Currency translation	7	21	(17)	(24)
Pension and other postretirement benefits	—	13	(1)	13
Interest rate hedges	23	15	41	33
Provision for income taxes	(6)	(6)	(11)	(13)
Other comprehensive income, net of tax	24	43	12	9
Comprehensive income	$114	$115	$265	$132

Berry Global Group, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
 (in millions of dollars)

	March 31, 2018	September 30, 2017
Assets:
Cash and cash equivalents	$291	$306
Accounts receivable, net	918	847
Inventories	951	762
Other current assets	101	89
Property, plant, and equipment, net	2,618	2,366
Goodwill, intangible assets, and other long-term assets	4,228	4,106
Total assets	$9,107	$8,476

Liabilities and stockholders' equity:
Current liabilities, excluding debt	$1,128	$1,101
Current and long-term debt	6,026	5,641
Other long-term liabilities	647	719
Stockholders' equity	1,306	1,015
Total liabilities and stockholders' equity	$9,107	$8,476

Current and Long-Term Debt

	March 31, 2018	September 30, 2017
(in millions of dollars)

Revolving line of credit	$—	$—
Term loans	3,854	3,957
5½% Second priority notes	500	500
6 % Second priority notes	400	400
5⅛ % Second priority notes	700	700
4½ % Second priority notes	500	—
Debt discounts and deferred fees	(48)	(48)
Capital leases and other	120	132
Total debt	$6,026	$5,641

Berry Global Group, Inc.
   Condensed Consolidated Statements of Cash Flows
(Unaudited)
 (in millions of dollars)

	Two Quarterly Periods Ended
	March 31, 2018	April 1, 2017

Cash flows from operating activities:
Net income	$253	$123
Depreciation	185	178
Amortization of intangibles	76	73
Other non-cash items	(72)	51
Working capital	(157)	(92)
Net cash from operating activities	285	333

Cash flows from investing activities:
Additions to property, plant, and equipment	(184)	(135)
Proceeds from sale of assets	3	4
Other investing activities, net	—	(1)
Acquisitions of businesses, net of cash acquired	(474)	(458)
Net cash from investing activities	(655)	(590)

Cash flows from financing activities:
Proceeds from long-term borrowings	497	595
Repayments on long-term borrowings	(117)	(317)
Proceeds from issuance of common stock	12	15
Debt financing costs	(1)	(4)
Payment of tax receivable agreement	(37)	(60)
Net cash from financing activities	354	229
Effect of exchange rate changes on cash	1	(2)
Net change in cash	(15)	(30)
Cash and cash equivalents at beginning of period	306	323
Cash and cash equivalents at end of period	$291	$293

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Quarterly Period Ended March 31, 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$606	$706	$655	$1,967

Operating income	$53	$41	$94	$188
Depreciation and amortization	56	49	27	132
Restructuring and impairment charges	1	12	2	15
Other non-cash charges (1)	3	8	4	15
Operating EBITDA	$113	$110	$127	$350

	Quarterly Period Ended April 1, 2017

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$589	$597	$620	$1,806

Operating income	$56	$52	$67	$175
Depreciation and amortization	59	46	26	131
Restructuring and impairment charges	2	2	2	6
Other non-cash charges (1)	3	5	8	16
Business optimization costs (2)	—	2	6	8
Operating EBITDA	$120	$107	$109	$336

(1)
Other non-cash charges in the March 2018 quarter includes $10 million of stock compensation expense, a $3 million inventory step up charge related to the Clopay acquisition and other non-cash charges.  Other non-cash charges in the March 2017 quarter primarily includes $8 million of stock compensation expense, a $5 million inventory step-up charge related to the AEP acquisition along with other non-cash charges.

(2)	Includes integration expenses and other business optimization costs.

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Two Quarterly Periods Ended March 31, 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$1,157	$1,283	$1,303	$3,743

Operating income	$91	$78	$182	$351
Depreciation and amortization	110	95	56	261
Restructuring and impairment charges	2	22	2	26
Other non-cash charges (1)	5	9	6	20
Business optimization costs (2)	—	2	—	2
Operating EBITDA	$208	$206	$246	$660

	Two Quarterly Periods Ended April 1, 2017

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$1,138	$1,167	$1,003	$3,308

Operating income	$90	$111	$120	$321
Depreciation and amortization	118	90	43	251
Restructuring and impairment charges	4	4	2	10
Other non-cash charges (1)	5	7	9	21
Business optimization costs (2)	—	5	5	10
Operating EBITDA	$217	$217	$179	$613

(1)
Other non-cash charges for the two quarterly periods ended March 2018 includes $14 million of stock compensation expense, a $3 million inventory step up charge related to the Clopay acquisition and other non-cash charges.  Other non-cash charges for the two quarterly periods ended March 2017 primarily includes $11 million of stock compensation expense, a $5 million inventory step-up charge related to the AEP acquisition along with other non-cash charges.

(2)	Includes integration expenses and other business optimization costs.

Berry Global Group, Inc.
Reconciliation Schedules
(Unaudited)
(in millions of dollars, except per share data)

	Quarterly Period Ended		Four Quarters Ended
	March 31, 2018	April 1, 2017	March 31, 2018

Net income	$90	$72	$471
Add: other expense (income), net	5	20	8
Add: interest expense, net	66	67	262
Add: income tax (benefit) expense	27	16	21
Operating income	$188	$175	$762

Add: non-cash amortization from 2006 private sale	7	8	30
Add: restructuring and impairment	15	6	40
Add: other non-cash charges (1)	15	16	33
Add: business optimization and other expenses (2)	—	8	8
Adjusted operating income (10)	$225	$213	$873

Add: depreciation	94	91	374
Add: amortization of intangibles (3)	31	32	127
Operating EBITDA (10)	$350	$336	$1,374

Add: acquisitions (4)			46
Add: unrealized cost savings (5)			44
Adjusted EBITDA (10)			$1,464

Cash flow from operating activities	$132	$190	$927
Net additions to property, plant, and equipment	(90)	(68)	(313)
Payment of tax receivable agreement	—	—	(88)
Adjusted free cash flow (10)	$42	$122	$526

Net income per diluted share	$0.66	$0.54
Other expense (income), net (6)	0.04	0.08
Non-cash amortization from 2006 private sale	0.05	0.06
Restructuring and impairment	0.11	0.05
Other non-cash charges (7)	0.04	0.06
Business optimization costs (2)	—	0.06
Income tax impact on items above (8)	(0.06)	(0.10)
Adjusted net income per diluted share (10)	$0.84	$0.75

Estimated Fiscal 2018
Cash flow from operating activities	$1,007
Additions to property, plant, and equipment	(340)
Tax receivable agreement payment (9)	(37)
Adjusted free cash flow (10)	$630

Interest expense	255
Additions to property, plant, and equipment	(5)
Cash interest expense (10)	$250

(1) Other non-cash charges in the March 2018 quarter includes $10 million of stock compensation expense, a $3 million inventory step up charge related to the Clopay acquisition and other non-cash charges.  Other non-cash charges in the March 2017 quarter primarily includes $8 million of stock compensation expense, a $5 million inventory step-up charge related to the AEP acquisition along with other non-cash charges. For the four quarters ended March 2018 other non-cash charges primarily includes $23 million of stock compensation expense, a $3 million inventory step up charge related to the Clopay acquisition and other non-cash charges.
(2) Includes integration expenses and other business optimization costs.
(3) Amortization excludes non-cash amortization from the 2006 private sale of $7 million and $8 million for the March 2018 and March 2017 quarters, respectively.
(4) Represents Operating EBITDA for the Adchem acquisition for the months of April to June 2017 and the Clopay acquisition for the period of April 1, 2017 - February 6, 2018.
(5) Primarily represents unrealized cost savings related to acquisitions.
(6) Other expense (income), net for adjusted net income per diluted share purposes for the April 1, 2017 quarter excludes $9 million of tax reclassification offset in tax expense.
(7) Other non-cash charges excludes $10 million and $8 million of stock compensation expense for the quarters ended March 31, 2018 and April 1, 2017, respectively.
(8) Income tax effects on adjusted net income is calculated using 25% for the March 2018 quarter and 32% for the March 2017 quarter.  The rates used for each represents the Company's expected effective tax rate for each respective period.
(9) Includes $37 million tax receivable agreement payment made in the December 2017 quarter.
(10) Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP").  These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP.  These non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures.

We define "adjusted free cash flow" as cash flow from operating activities less additions to property, plant, and equipment and payments under the tax receivable agreement.  We believe adjusted free cash flow is useful to an investor in evaluating our liquidity because adjusted free cash flow and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company's liquidity.  We also believe adjusted cash flow is useful to an investor in evaluating our liquidity as it can assist in assessing a company's ability to fund its growth through its generation of cash.  We believe cash interest expense is useful to investors by providing information regarding interest expense without regard to non-cash interest expense recognition which may vary based on financing structure and accounting methods.

Adjusted EBITDA is used by our lenders for debt covenant compliance purposes.  We also use Adjusted EBITDA and Operating EBITDA among other measures to evaluate management performance and in determining performance-based compensation.  Adjusted EBITDA and Operating EBITDA and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company's performance.  We also believe EBITDA and adjusted net income are useful to an investor in evaluating our performance without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Company Contact:
Dustin Stilwell
1+812.306.2964
ir@berryglobal.com